SKY

November 2002

Richard Etienne

Vice President

Citibank, N.A.

111 Wall Street

New York, NY 10043

Dear Mr. Etienne:

By this letter., and pursuant to Section 5.04 of the Deposit Agreement dated as of December 7, 1994 ( the “Deposit Agreement”) among British Sky Broadcasting Group plc (the “Company”), Citibank (“Bank & Trust”), as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder (the “Receipt”) the Company, effective December 9, 2002 (the “Succession Date”), hereby removes Citibank as Depositary under the Deposit Agreement and appoints The Bank of New York (“BNY”) as successor Depositary thereunder. Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Deposit Agreement. By execution of this letter by BNY in the space provided below, BNY accepts its appointment as successor Depositary under the Deposit Agreement, effective on the Succession Date, and agrees to be bound by the terms of this letter and to perform its obligations set forth herein.

In connection with this appointment and in accordance with Section 5.04 of the Deposit Agreement and in confirmation of the provisions of the foregoing paragraph, the Company directs Citibank to transfer to BNY all of Citibank’s rights and powers under the Deposit Agreement, to duly assign, transfer, and deliver all right, title, and interest in the Deposited Securities  to BNY, and to deliver to BNY a list of Holders of all outstanding American Depositary Receipts on the books for the registration of transfer thereof maintained by Citibank effective on the Succession Date. By execution of this letter by Citibank in the space provided below, Citibank effects such assignment and transfer and agrees to effect such deliveries.

By this letter and pursuant to Section 5.01 of the Deposit Agreement, the Company and BNY remove Citibank as registrar for the registry of Receipts or American Depositary Shares evidenced thereby on any stock exchanges or securities markets in the United States, effective on the Succession Date and BNY hereby agrees to act as substitute registrar effective on the Succession Date.

By separate letter, BNY will provide you with the first requests for information in order to ensure a smooth transition for our ADR holders. Effective on the Succession Date, Citibank’s custodian, acting as agent for Citibank as the original Depositary, shall cease to act as Custodian and a Custodian or Custodians appointed by BNY shall become the substitute Custodian. BNY will be in contact with you and your current Custodian regarding deliver of the Deposited Securities and any relevant records to the substitute Custodian.

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In accordance with Section 5.05, The Bank of New York will promptly mail notice of its appointment and of the appointment of the substitute Custodian to the record holders of Receipts in the manner provided in Section 7.05, and accordingly will be in further touch with you for these purposes.

The Bank of New York will absorb your reasonable out-of pocket expenses in connection with the transition. We understand that you will not, and by Citibank’s execution of this letter Citibank confirms that it will not, charge the Company or any Holder any fees or any additional expense or other charges associated with this change of Depositaries.

Please execute both of the enclosed copies of this letter in the same provide below and return them to me.

We look forward to your cooperation in this matter.

Yours sincerely,

British Sky Broadcasting Group plc

By: \s\ Martin Stewart

Name: Martin Stewart

Title: Chief Financial Officer

The Bank of New York

By: \s\ David S. Stueber

Name: David S. Stueber

Title: Vice President

Citibank

By: \s\ Karin Young

Name: Karin Young

Title: Vice President